December 14, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (770) 474-8947

David H. Gill
President and Chief Executive Officer
Henry County Bancshares, Inc.
4806 N. Henry Boulevard
Stockbridge, GA  30281

	Re:	Henry County Bancshares, Inc.
		Form 10-K for the year ended December 31, 2004
		Schedule 14A filed March 16, 2005
      File No. 0-49789

Dear Mr. Gill:

      We have reviewed your response letter dated December 1, 2005 and have the following additional comments. Where indicated, we think you revise your future filings, beginning with your next Form
10-K, in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Loans Held for Sale, page 8

1. Please refer to prior comment 2 and revise to disclose how you account for any recourse provisions related to your sold loan agreements.

Note 7 - Mortgage Banking Income, page 15

2. Please refer to prior comment 3 and revise to clarify why you consider your income from whole loan sales to be "service release commissions" rather than gains or losses from the sale of loans.
Refer to paragraph 61 of SFAS 140.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with drafts of your intended revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


David H. Gill
Henry County Bancshares, Inc.
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